U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of October 2004

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated October 20, 2004, relating to the announcement of the third quarter results.

2.	Press release dated October 20, 2004, relating to the allocation of stock acquisition rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	October 22, 2004	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Reports Third Quarter Results

(Revenue up 28% and Net income up 78 % year over year)

Tokyo, Japan – October 20, 2004 – Trend Micro, Inc. (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings for the third quarter 2004.

Trend Micro posted consolidated net sales of 15.8 billion Yen (or US $143 million, based on an exchange rate as of September 30, 2004; 111JPY =1USD), operating income of 6.8 billion Yen (or US $61 million) and net income of 4.2 billion Yen (or US $38 million) for the third quarter 2004, reflecting continuous increases in revenue quarter-over-quarter since the same period a year ago.

Netsales from enterprise products grew 28% year over year and comprised 78% of Q3 revenues, while net sales from consumer products accounted for 22% of revenue.

If Q3 results are converted from Japanese yen to US dollars*, Q3 2004 consolidated net sales grew 36%, net sales of enterprise products grew 36%, and net sales of consumer products grew 38% year over year.

“This quarter Trend Micro continued growing its revenue – in particular, we experienced almost 100 percent growth for our Network VirusWall appliance, which was released earlier this year,” said Steve Chang, CEO and founder of Trend Micro. “We also received industry recognition that provides valuable third-party endorsement of our brand strength and leadership position in the marketplace.

Based on information currently available to the company, consolidated net sales for the fourth quarter ending December 31, 2004 is expected to be 16 billion Yen (or US $144 million, based on an exchange rate as of September 30, 2004; 111JPY = 1USD). Operating income and net income are expected to be 6.1 billion Yen (or US $55 million) and 3.7 billion Yen (or US $33 million), respectively.

*	These numbers were calculated based on the following exchange rates: 1 USD=117.35JPY for Q3 2003 and 1 USD =109.99 JPY for Q3 2004, which are the weighted average exchange rates used to convert USD net sales to JPY for those respective quarters.

Third Quarter Business Highlights

•	During the third quarter, Trend Micro was established as the gateway antivirus market leader for the fifth consecutive year, according to IDC market share analysis (“Worldwide Antivirus 2004-2008 Forecast and 2003 Competitive Vendor Shares.” IDC, July 2004.) Leading market share in the mail server and file server areas also made Trend Micro the overall leader in the server-based antivirus market segment.

•	Trend Micro was added to the Dow Jones Sustainability Indexes for September 2 2004, which annually track financial performance of the companies around the world, through assessment of companies’ economic performance and environmental and social responsibility. For the second consecutive year, the company, with a total brand value close to US$1 billion, was named first among Top 10 brands in Taiwan by Interbrand. Trend Micro was also featured among Forbes magazine’s “A-List” of the World’s 400 Best Big Companies (September 2004).

•	In the third quarter of 2004, Trend Micro was also honored with several awards, including: the ARC Awards from VARBusiness magazine for “Product Innovation” (August 2004); “Best Software Product” and “Best Channel Strategy” at VARVision System Builder Summit event (September 2004).

•	Recently, Trend Micro entered into an agreement with NTT Communications, Japan’s largest telecommunications provider, to supply Network VirusWall appliances that will be installed and managed through NTT Communications’ Security Operation Center, which offers security management services for various enterprises.

•	New customers and new business gained during the third quarter came from the education, technology, and energy sectors including, Beijing Normal University and Beijing Foreign Studies University. In Europe business was established with Belgacom, Belgium’s leading telecommunications company and TI Automotive, one of the world’s leading suppliers of fuel systems and fuel carrying systems.

•	During the third quarter, Trend Micro announced its support of Network Access Protection technology from Microsoft and support for the Microsoft Windows XP Service Pack 2 through enhancements to Trend Micro OfficeScan™ Corporate Edition and Trend Micro PC-cillin Internet Security. Trend Micro Client/Server/Messaging Suite for Small and Medium Businesses v2.0 was also selected for pre-installation on industry-leading HP ProLiant servers with Microsoft Windows Small Business Server (SBS) 2003.

Notice Regarding Forward Looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the anti-virus software industry

•	Changes in customer needs for antivirus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for our products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

# # #

Trend Micro, the t-ball logo, OfficeScan, PC-cillin, VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Supplementary Information

1	Consolidated Results of Operations

	FY 2004				FY 2003
	Current third quarter From July 1, 2004 To September 30, 2004	Growth Rate	Year-to-date results From January 1, 2004 To September 30, 2004	Growth Rate	Previous third quarter From July 1, 2003 To September 30, 2003	Year-to-date results From January 1, 2003 To September 30, 2003
	Millions of yen	%	Millions of yen	%	Millions of yen	Millions of yen
Net sales	15,850	27.9	44,314	27.7	12,389	34,699
Cost of sales	675	(13.6)	2,577	11.6	781	2,310

Gross profit	15,175	30.7	41,737	28.9	11,608	32,389
Operating expenses	8,380	11.3	23,539	4.7	7,527	22,486

Operating income	6,795	66.5	18,198	83.8	4,081	9,903
Other incomes (expenses)	372	598.2	496	356.8	53	109

Net income before tax	7,167	73.3	18,694	86.7	4,134	10,012

Income taxes	3,017	65.9	7,592	72.7	1,818	4,395

Equity in earnings of affiliated companies	17	(7.6)	35	33.3	19	26

Net income	4,167	78.5	11,137	97.4	2,335	5,643

2	Segment information

Net Sales to third parties

	FY 2004		FY 2003
	Current third quarter From July 1, 2004 To September 30, 2004	Year-to-date results From January 1, 2004 To September 30, 2004	Previous third quarter From July 1, 2003 To September 30, 2003	Year-to-date results From January 1, 2003 To September 30, 2003
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Japan	6,510	18,576	5,163	14,694
North America	3,233	8,575	2,588	7,050
Europe	3,973	11,347	2,978	8,452
Asia Pacific	1,612	4,434	1,294	3,463
Latin America	522	1,382	366	1,040

Total	15,850	44,314	12,389	34,699

Deferred Revenue

	FY 2004	FY 2003
	As of September 30, 2004	As of September 30, 2003
	Millions of yen	Millions of yen
Japan	11,573	8,913
North America	5,565	3,903
Europe	6,268	4,189
Asia Pacific	1,774	1,247
Latin America	453	304

Total	25,633	18,556

<Note>	1. Classification of countries and regions is based on our operating segments.
2. Classification of countries and regions into each segment.

	North America Europe Asia Pacific Latin America	: U.S.A : Italy, Germany, France, UK, Ireland : Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China, Singapore : Brazil, Mexico

3	Basis of consolidation

The number of consolidated subsidiaries	19 (19 in overseas)
The number of unconsolidated subsidiaries	-

4	Increase (Decrease) of major assets, liabilities and shareholders’ equity

	As of September 30, 2004	Increase (Decrease)	As of December 31, 2003
	Millions of yen	Millions of yen	Millions of yen
(Assets)
Cash and cash equivalents	46,870	151	46,719
Notes and accounts receivable, trade -less allowance for doubtful accounts and sales returns	12,800	1,119	11,681
Marketable securities and securities investments	22,138	11,260	10,878
(Liabilities)
Deferred revenue (Total of current and long term)	25,633	5,130	20,503
Long term debt (Including current portion)	—	(6,500)	6,500
(Shareholders’ equity)
Treasury stock	(7,235)	(2,818)	(4,417)

<Note> In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of an affiliated company, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Japanese Commercial Code, the redemption and retirement of these bonds are restricted when the total amount of the bonds is less than the total amount of the issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased some of the issued bonds after warrants were detached. Based on the above reason, the Company intends to hold the treasury bonds until they can be retired legally which is substantially the same as redemption. Thus, bonds and treasury bonds (10,000 millions of yen as of September 30, 2004 and 10,000 millions of yen as of December 31,2003 respectively) are disclosed in net amount in the balance sheet.

5	Projected consolidated earnings (US GAAP)

Projected earnings for the next quarter (October 1, 2004 through December 31, 2004)

	Net sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
4 th Qtr	16,000	6,100	3,650

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2004 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Trend Micro Notice relating to Allocation of Stock Options

(Stock Acquisition Rights)

Tokyo, Japan – October 20, 2004 – Trend Micro, Inc. (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors the details of stock acquisition rights to be issued as stock options (the “Stock Acquisition Rights) pursuant to Article 280-20 and 280-21 of the Commercial Code of Japan and the resolution at the 15th ordinary general meeting of shareholders on March 25, 2004.

1. Issue date of stock acquisition rights:

October 28, 2004

2. Number of stock acquisition rights to be issued:

4,000 (The number of shares to be issued upon exercise of each Stock Acquisition Right is 500)

3. Class of shares subject to the exercise of stock acquisition rights:

Common shares of the Company

4. Issue price of stock acquisition rights:

None

5. Amount to be paid upon exercise of stock acquisition rights (exercise price):

To be decided on October 28, 2004

6. Aggregated amount to be issued or transferred upon exercise stock acquisition rights:

To be decided on October 28, 2004

7. Exercise period of the stock acquisition rights:

From October 28, 2005 to October 27, 2009

8. Amount to be accounted for as stated capital:

The amount to be accounted for as stated capital shall mean an amount obtained by multiplying the exercise price (to be decided on October 28, 2004) by 0.5, with any fraction amounts to be rounded up to a full yen.

9. Individuals who will be allotted the stock acquisition rights:

The directors and employees of the Company and its affiliates, totally 1,311 persons

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

# # #

Trend Micro, the t-ball logo, OfficeScan, PC-cillin, VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp